October 26, 2011
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-27-11

QUATERRA ANNOUNCES HERBERT GLACIER JOINT VENTURE
WITH GRANDE PORTAGE

VANCOUVER, B.C. — Quaterra Resources Inc. today announced that it has entered into a joint venture agreement with Grande Portage Resources Ltd.’s wholly-owned Alaskan subsidiary for the Herbert Glacier gold project located near Juneau, Alaska.

Grande Portage has acquired a 65% interest in the Herbert Glacier Project, and Quaterra retains a 35% interest. Grande Portage and Quaterra have formed the joint venture for the further exploration and development of the project, with each party bearing their proportionate share of costs. If any party does not contribute their proportionate share of such costs, then the joint venture agreement includes a dilution formula whereby if any party’s interest is reduced to 10% or less, its interest will be automatically converted into a 1% net smelter returns royalty, which may be acquired by the other party at any time for US$1 million.

The Herbert Glacier Project consists of a mining lease among Quaterra and certain underlying property owners covering 17 mining claims, as well as an additional 74 mining claims which have been added to the project since 2007. Pursuant to the mining lease, the Herbert Glacier Project is subject to net smelter returns royalty of 5% and minimum annual advance royalties of US$30,000 to the underlying property owners.

To date, Grande Portage has completed 46 drill holes from nine platforms totaling 6,532 meters of NQ diamond drilling.

This news release has been prepared and approved by Carl Hale, CPG, a geologist with more than 40 years experience and a Qualified Person as defined under NI43-101. Mr. Hale is supported by C. C. Hawley, Ph.D., CPG of Hawley Resource Group, Inc. and Alaska Earth Sciences, Inc. of Anchorage, Alaska.

The Herbert Glacier prospect is in the historic Juneau Gold Belt, formerly a world-class district with producers such as the AJ and Treadwell mines and literally dozens of smaller gold mines and prospects. Overall gold production from the district is more than seven million ounces. In 2010, the district was reactivated by the reopening of Couer Alaska’s Kensington gold mine located 40 kilometers north of the Herbert Glacier property. In addition, Hecla Mining Company’s polymetallic Greens Creek Mine, a massive sulfide deposit containing silver, gold and zinc, is located in a parallel trend 20 kilometers to the west.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Gerald Prosalendis at 604-641-2755 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.